
SingTel


05009228

20 June 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 13 June 2005 to 17 June 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Jun-2005 17:19:01
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Deposit of Earnest Money in relation to the Bid for the Government of Pakistan's 26% stake in Pakistan Telecommunication Company Limited
Description	
Attachments:	 315-sgx.pdf Total size = **67K** (2048K size limit recommended)

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Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Friday, June 17, 2005 5:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



238233.pdf (91 KB)

ASX confirms the release to the market of Doc ID: 238233 as follows: Release Time: 17-Jun-2005 19:25:37 ASX Code: SGT File Name: 238233.pdf Your Announcement Title: Deposit of Earnest Money - Bid for stake in Pakistan Telecom

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company registration number: 199201624D

ANNOUNCEMENT

DEPOSIT OF EARNEST MONEY IN RELATION TO THE BID FOR THE GOVERNMENT OF PAKISTAN'S 26% STAKE IN PAKISTAN TELECOMMUNICATION COMPANY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has deposited US$40 million with the Privatisation Commission, Government of Pakistan ("GoP") as earnest money in connection with the privatisation of Pakistan Telecommunication Company Limited ("PTCL").

The GoP is in the process of privatising PTCL by selling a 26 per cent equity stake ("Equity Stake") to a strategic investor. The Equity Stake comprises 1,326,000,000 class "B" ordinary shares in PTCL, with a transfer of management control.

As earlier announced by the GoP, SingTel is one of the 9 pre-qualified parties to participate in the privatisation. The bid date is scheduled for 18 June 2005. In the event that SingTel is the successful bidder, the earnest money will be adjusted against the purchase price for the Equity Stake. In the event that SingTel is unsuccessful in its bid, the earnest money will be refunded in accordance with the rules for the bidding process.

PTCL is the incumbent telecommunications operator in Pakistan, offering local telephony, national long distance, international long distance, mobile, data and Internet services.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 17 June 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Jun-2005 17:08:17
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary & Increase in issued and paid-up share capital of SingTel Asia Pacific Investments Pte Ltd
Description	
Attachments:	 316-sgx.pdf Total size = **73K** (2048K size limit recommended)

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Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Friday, June 17, 2005 5:19 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



238232.pdf (99 KB)

ASX confirms the release to the market of Doc ID: 238232 as follows: Release Time: 17-Jun-2005 19:18:55 ASX Code: SGT File Name: 238232.pdf Your Announcement Title: Incorporation of Subsidiary & Increase in capital of Sub

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY & INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF SINGTEL ASIA PACIFIC INVESTMENTS PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel Asia Pacific Investments Pte Ltd (formerly known as SingTel Mobile Sales Pte Ltd) ("STAPI"), a wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary in Mauritius known as Viridian Limited.

Viridian Limited has an initial issued paid-up capital of US$2 divided into 2 ordinary shares of US$1 each.

The principal activity of Viridian Limited is investment holding. SingTel's directors on Viridian Limited are Ms Chua Sock Koong and Ms Jeann Low Ngiap Jong.

SingTel also wishes to announce that STAPI has increased its issued and paid-up share capital from S$2/- to S$100,000/- with the allotment and issue of 99,998 ordinary shares of S$1/- each to Singapore Telecom Mobile Pte Ltd, its holding company.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 17 June 2005